UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 8)*
INTERNATIONAL SHIPHOLDING CORPORATION

(Name of Issuer)
Common Stock, $1.00 par value

(Title of Class of Securities)
460321201

(CUSIP Number)
Philip J. Shapiro
Liberty Shipping Group LLC
1979 Marcus Avenue, Suite 200
Lake Success, New York 11042
(516) 488-8800
Copies to:
Dennis J. Friedman, Esq.
Eduardo Gallardo, Esq.
Gibson, Dunn & Crutcher LLP
200 Park Avenue
New York, New York 10166
(212) 351-4000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
January 15, 2009

(Date of Event which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.
*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	460321201

1	NAMES OF REPORTING PERSONS Projection LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	WC; AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		652,100

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		652,100

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	652,100

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	9.1%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	OO

CUSIP No.	460321201

1	NAMES OF REPORTING PERSONS Liberty Shipping Group LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		652,100

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		652,100

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	652,100

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	9.1%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	OO

CUSIP No.	460321201

1	NAMES OF REPORTING PERSONS Philip J. Shapiro

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	United States of America

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		652,100

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		652,100

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	652,100

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	9.1%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	IN

This Amendment No. 8 to Schedule 13D (this “Amendment No. 8”) relates to shares of common stock, $1.00 par value per share (the “Common Stock”), of International Shipholding Corporation, a Delaware corporation (the “Company”).
This Amendment No. 8 amends and supplements the statement on Schedule 13D filed on August 18, 2008 (the “Original Filing”), as amended by the amendments filed on September 2, 2008 (the “September 2 Filing”), September 15, 2008 (the “September 15 Filing”), October 1, 2008 (the “October 1 Filing”), October 10, 2008 (the “October 10 Filing”), October 27, 2008 (the “October 27 Filing”), November 10, 2008 (the “November 10 Filing”) and November 18, 2008 (the “November 18 Filing” and, together with the September 2 Filing, the September 15 Filing, the October 1 Filing, the October 10 Filing, the October 27 Filing and the November 10 Filing, the “Amendments”). Information reported in the Original Filing, as amended by the Amendments, remains in effect except to the extent that it is amended, restated or superseded by information contained in this Amendment No. 8. Capitalized terms used and not defined in this Amendment No. 8 have the meanings set forth in the Original Filing or the Amendments, as applicable.
Item 4.   Purpose of Transaction
Item 4 is supplemented by adding the following paragraphs at the end thereof:
On January 15, 2009, Projection delivered to the Board of Directors of the Company a letter that, among other things, communicated Projection’s withdrawal of its previously announced proposal to acquire all of the outstanding Common Stock of the Company at a purchase price of $25.75 per share, payable in cash. Such letter is attached hereto as Exhibit M and is incorporated herein by reference. Liberty does not currently intend to conduct a proxy solicitation in order to replace the entire Board of Directors of the Company at the next annual meeting of stockholders, as had been previously announced. The Reporting Persons, however, reserve the right to seek representation on the Board of Directors of the Company (the “Board”) or otherwise seek to remove or replace one or more of the members of the Board at the next annual meeting of stockholders or at any other time.
One or more of the Reporting Persons may purchase from time to time in open market or privately negotiated transactions additional shares of Common Stock, or options or derivatives related thereto. From time to time, one or more of the Reporting Persons may also hold discussions or otherwise communicate with the Company’s management, Board and other representatives of the Company, as well as other shareholders of the Company, to discuss a possible change in control transaction involving the Reporting Persons or other strategic alternatives available to the Company. The Reporting Persons may also seek representation on the Board of Directors of the Company, make a tender offer for some or all of the outstanding equity securities of the Company or pursue other available courses of action (which could involve one or more of the actions required to be described in Item 4 of Schedule 13D) to acquire direct or indirect control of the Company. In determining whether to purchase additional shares of Common Stock and, more generally, in formulating any plan or proposal related to the Company and the Reporting Persons’ interest therein, the Reporting Persons intend to consider various factors, including the Company’s financial condition, business and prospects, other developments concerning the Company, the price levels of the Common Stock, other opportunities available to the Reporting Persons, developments with respect to the Reporting Persons’ business, and general economic, monetary and stock market conditions. In addition, depending upon, among other things, the matters referred to above, the Reporting Persons may determine to dispose of all or a portion of their Common Stock.
In addition to the foregoing, the Reporting Persons may engage the Company, other stockholders of the Company or other relevant parties in discussions that may include one or more of the other actions described in subsections (a) through (j) of Item 4 of Schedule 13D. Each of the Reporting Persons may, at any time, review or reconsider its position with respect to the Company and formulate plans or proposals with respect to any of such matters.
Item 7.   Material to be Filed as Exhibits
Item 7 is supplemented by adding the following at the end thereof:

Exhibit M:	Letter, dated January 15, 2009, to the Board of Directors of International Shipholding Corporation

SIGNATURES
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

Date: January 15, 2009	PROJECTION LLC

	By:	/s/ Philip J. Shapiro
	Name:	Philip J. Shapiro
	Title:	President and Chief Executive Officer

January 15, 2009	LIBERTY SHIPPING GROUP LLC

	By:	/s/ Philip J. Shapiro
	Name:	Philip J. Shapiro
	Title:	President and Chief Executive Officer

January 15, 2009		/s/ Philip J. Shapiro

PHILIP J. SHAPIRO

EXHIBIT INDEX

Exhibit M:	Letter, dated January 15, 2009, to the Board of Directors of International Shipholding Corporation